Exhibit 99.1

Qudian Inc. Reports Second Quarter 2024

Unaudited Financial Results

XIAMEN, China, September 6, 2024/PRNewswire/ -- Qudian Inc. (“Qudian” or “the Company” or “We”) (NYSE: QD), a consumer-oriented technology company in China, today announced its unaudited financial results for the quarter ended June 30, 2024.

Second Quarter 2024 Financial Highlights:

●	Total revenues were RMB53.3 million (US$7.3 million), compared to RMB11.1 million for the same period of last year

●	Net income attributable to Qudian’s shareholders was RMB99.8 million (US$13.7 million), compared to net loss of RMB76.9 million for the same period of last year; net income per diluted ADS was RMB0.53 (US$0.07) for the second quarter of 2024

●	Non-GAAP net income attributable to Qudian’s shareholders was RMB99.8 million (US$13.7 million), compared to Non-GAAP net loss of RMB76.9 million for the same period of last year. We exclude share-based compensation expenses from our non-GAAP measures. Non-GAAP net income per diluted ADS was RMB0.53 (US$0.07) for the second quarter of 2024

The Company’s last-mile delivery business has made steady progress in 2024, which generated approximately RMB46.2 million in revenue in second quarter of 2024, compared to RMB4.3 million for the second quarter of 2023. Moving forward, the Company expects to remain steadfast in its commitment to executing its business transition and simultaneously maintaining prudent cash management to safeguard its balance sheet.

Second Quarter Financial Results

Sales income and others increased to RMB53.3 million (US$7.3 million), which was mostly attributable to sales income generated by last-mile delivery business, compared with RMB11.1 million for the second quarter of 2023, which was mainly attributable to sales income generated by QD Food business. We have completely wound down the QD Food business in 2023.

Total operating costs and expenses increased to RMB110.8 million (US$15.2 million) from RMB106.7 million for the second quarter of 2023.

Cost of revenues increased to RMB46.2 million (US$6.4 million) from RMB12.7 million for the second quarter of 2023, primarily due to the increase in service cost related to last-mile delivery business.

General and administrative expenses decreased by 27.9% to RMB47.2 million (US$6.5 million) from RMB65.4 million for the second quarter of 2023, primarily due to the reduce in professional services fees after the Company completed research and consultation for last-mile delivery business in its early stage.

Research and development expenses increased by 53.4% to RMB15.2 million (US$2.1 million) from RMB9.9 million for the second quarter of 2023, primarily due to the increase in staff head count as the Company continues to explore new business opportunities, which led to a corresponding increase in staff salaries.

Loss from operations was RMB57.4 million (US$7.9 million), compared to RMB94.1 million for the second quarter of 2023.

Interest and investment income, net increased to RMB89.5 million (US$12.3 million) from RMB6.8 million for the second quarter of 2023, primarily attributable to the increase of income from investments in the second quarter of 2024.

Gain on derivative instrument increased to RMB58.4 million (US$8.0 million) from RMB10.4 million for the second quarter of 2023, mainly attributable to the increase in quoted price of the underlying equity securities relating to the derivative instruments we held.

Net income attributable to Qudian’s shareholders was RMB99.8 million (US$13.7 million), compared to net loss attributable to Qudian’s shareholders of RMB76.9 million in the second quarter of 2023. Net income per diluted ADS was RMB0.53 (US$0.07).

Non-GAAP net income attributable to Qudian’s shareholders was RMB99.8 million (US$13.7 million), compared to Non-GAAP net loss attributable to Qudian’s shareholders of RMB75.5 in the second quarter of 2023. Non-GAAP net income per diluted ADS was RMB0.53 (US$0.07).

Cash Flow

As of June 30, 2024, the Company had cash and cash equivalents of RMB4,849.0 million (US$667.2 million) and restricted cash of RMB52.0 million (US$7.2 million).

For the second quarter of 2024, net cash used in operating activities was RMB1,184.3 million (US$163.0 million), mainly due to payments for labor-related costs and expenses and purchase of time and structured deposit. Net cash used in investing activities was RMB898.1 million (US$123.6 million), mainly due to purchase of short-term investments and purchase of property and equipment for the construction of the Company’s innovation park. Net cash used in financing activities was RMB114.4 million (US$15.7 million), mainly due to the repurchase of ordinary shares.

Last-mile Delivery Business

In response to the surging demand for cross-border e-commerce transactions, the Company has proactively sought innovative logistic services and solutions to meet global consumers’ expectations for swift and top-tier delivery services. In December 2022, the Company launched its last-mile delivery services under the brand name of “Fast Horse.” The business was initially launched on a trial basis and has gradually achieved meaningful scale in Australia during the second quarter of 2023. As of the date of this release, the Company’s last-mile delivery service is available in Australia and New Zealand.

Update on Share Repurchase

As previously disclosed, the Company established a share repurchase program in June 2022, under which the Company may purchase up to US$200 million worth of its Class A ordinary shares and/or ADSs over a 24-month period. From the launch of the share repurchase program on June 13, 2022 to June 12, 2024, the Company has in aggregate purchased 64.3 million ADSs in the open market for a total amount of approximately US$113.0 million (an average price of $1.8 per ADS) pursuant to the share repurchase program.

Our Board approved a share repurchase program in March 2024 to purchase up to US$300 million worth of Class A ordinary shares or ADSs in the next 36 months starting from June 13, 2024. From the launch of the share repurchase program on June 13, 2024 to September 3, 2024, the Company has in aggregate purchased 4.3 million ADSs in the open market for a total amount of approximately US$8.0 million (an average price of $1.9 per ADS) pursuant to the share repurchase program.

As of September 3, 2024, the Company has in aggregate purchased 158.6 million ADSs for a total amount of approximately US$702.3 million (an average price of $4.4 per ADS).

About Qudian Inc.

Qudian Inc. ("Qudian") is a consumer-oriented technology company. The Company historically focused on providing credit solutions to consumers. Qudian is exploring innovative logistics services to satisfy consumers' demand for e-commerce transactions by leveraging its technology capabilities.

For more information, please visit http://ir.qudian.com.

Use of Non-GAAP Financial Measures

We use Non-GAAP net income/loss attributable to Qudian’s shareholders, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that Non-GAAP net income/loss attributable to Qudian’s shareholders helps identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges. We believe that Non-GAAP net income/loss attributable to Qudian’s shareholders provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP net income/loss attributable to Qudian’s shareholders is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as an analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss /income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the Non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this Non-GAAP financial measure, please see the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2672 to US$1.00, the noon buying rate in effect on June 28, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian's goal and strategies; Qudian's expansion plans; Qudian's future business development, financial condition and results of operations; Qudian's expectations regarding demand for, and market acceptance of, its products; Qudian's expectations regarding keeping and strengthening its relationships with customers, business partners and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qudian Inc.

Tel: +86-592-596-8208

E-mail: ir@qudian.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended June 30,
(In thousands except for number of shares and per-share data)	2023	2024
		(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues:
Sales income and others	11,088	53,328	7,338
Total revenues	11,088	53,328	7,338
Operating cost and expenses:
Cost of revenues	(12,667)	(46,248)	(6,364)
Sales and marketing	-	(1,054)	(145)
General and administrative	(65,419)	(47,165)	(6,490)
Research and development	(9,918)	(15,219)	(2,094)
Expected credit reversal for receivables and other assets	(17,313)	(751)	(103)
Impairment loss from other assets	(1,343)	(387)	(53)
Total operating cost and expenses	(106,660)	(110,824)	(15,249)
Other operating income	1,470	119	16

Loss from operations	(94,102)	(57,377)	(7,895)
Interest and investment income, net	6,798	89,485	12,314
Gain from equity method investments	2,661	820	113
Gain on derivative instruments	10,434	58,376	8,033
Foreign exchange loss, net	(42)	(1,186)	(163)
Other income	16,622	714	98
Other expenses	(308)	(342)	(47)
Net (loss)/income before income taxes	(57,937)	90,490	12,453
Income tax (expenses)/benefit	(18,928)	9,297	1,279
Net (loss)/income	(76,865)	99,787	13,732
Net (loss)/income attributable to Qudian Inc.'s shareholders	(76,865)	99,787	13,732

(Loss)/Earnings per share for Class A and Class B ordinary shares:
Basic	(0.34)	0.54	0.07
Diluted	(0.34)	0.53	0.07

(Loss)/Earnings per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	(0.34)	0.54	0.07
Diluted	(0.34)	0.53	0.07

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	223,467,498	184,571,121	184,571,121
Diluted	226,379,819	189,684,527	189,684,527
Other comprehensive income:
Foreign currency translation adjustment	65,401	14,489	1,994
Total comprehensive (loss)/income	(11,464)	114,276	15,726
Total comprehensive (loss)/income attributable to Qudian Inc.'s shareholders	(11,464)	114,276	15,726

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of March 31,	As of June 30,
(In thousands except for number of shares and per-share data)	2024	2024
		(Unaudited)	(Unaudited)
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	7,039,968	4,849,019	667,247
Restricted cash	53,644	51,984	7,153
Time and structured deposit	1,624,612	2,948,606	405,742
Short-term investments	316,526	1,091,177	150,151
Accounts receivables	36,149	39,418	5,424
Other current assets	733,375	615,275	84,664
Total current assets	9,804,274	9,595,479	1,320,381
Non-current assets:
Right-of-use assets	162,276	163,246	22,463
Investment in equity method investee	149,750	150,691	20,736
Long-term investments	210,436	210,448	28,959
Property and equipment, net	1,340,884	1,410,125	194,040
Intangible assets	2,929	2,764	380
Other non-current assets	622,008	469,476	64,602
Total non-current assets	2,488,283	2,406,750	331,180
TOTAL ASSETS	12,292,557	12,002,229	1,651,561

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term lease liabilities	19,884	19,789	2,723
Derivative instruments-liability	343,743	248,228	34,157
Accrued expenses and other current liabilities	327,459	202,856	27,914
Income tax payable	97,647	25,947	3,571
Total current liabilities	788,733	496,820	68,365
Non-current liabilities:
Long-term lease liabilities	49,688	51,432	7,077
Total non-current liabilities	49,688	51,432	7,077
Total liabilities	838,421	548,252	75,442
Shareholders' equity:
Class A Ordinary shares	132	132	18
Class B Ordinary shares	44	44	6
Treasury shares	(1,082,373)	(1,196,636)	(164,663)
Additional paid-in capital	4,031,610	4,031,438	554,744
Accumulated other comprehensive loss	(55)	14,434	1,986
Retained earnings	8,504,778	8,604,565	1,184,028
Total shareholders' equity	11,454,136	11,453,977	1,576,119
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	12,292,557	12,002,229	1,651,561

QUDIAN INC.
Unaudited Reconciliation of GAAP And Non-GAAP Results
	Three months ended June 30,
	2023	2024
(In thousands except for number of shares and per-share data)		(Unaudited)	(Unaudited)
	RMB	RMB	US$
Total net (loss)/income attributable to Qudian Inc.'s shareholders	(76,865)	99,787	13,732
Add: Share-based compensation expenses	1,335	1	0
Non-GAAP net (loss)/income attributable to Qudian Inc.'s shareholders	(75,530)	99,788	13,732

Non-GAAP net (loss)/income per share—basic	(0.34)	0.54	0.07
Non-GAAP net (loss)/income per share—diluted	(0.34)	0.53	0.07
Weighted average shares outstanding—basic	223,467,498	184,571,121	184,571,121
Weighted average shares outstanding—diluted	226,379,819	189,684,527	189,684,527